Ceres Managed Futures LLC

April 21, 2011

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Duc Dang

Re:	BHM Discretionary Futures Fund L.P.

Form 10-12G

Filed February 25, 2011

File No. 000-54284

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of BHM Discretionary Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated March 25, 2011, relating to the Registrant’s Form 10 filed on February 25, 2011 (File No. 000-54284). We have prepared our responses with the assistance of our legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A courtesy copy of this letter, along with a copy marked against the Form 10 filed on February 25, 2011, are being sent to the Commission via overnight mail.

General

Comment #1

Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response #1

Noted.

Comment #2

We note your disclosure on page 1 and elsewhere that your assets allocated to the Trading Companies will be used towards securities and forward contracts. Please expand

Securities and Exchange Commission

April 21, 2011

your disclosure to discuss the types of securities and forward contracts that will be traded. In addition, please provide us with a detailed analysis of the exemption under the Investment Company Act of 1940 that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response #2

On page 1, the Form 10 states that “The Trading Company will, among other things, through Blenheim, trade, buy, sell, spread, or otherwise acquire, hold, or dispose of commodities (including, but not limited to, foreign currencies, mortgage-backed securities, money market instruments, financial instruments, and any other securities or items which are now, or may hereafter be, the subject of futures contract trading), domestic and foreign commodity futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, exchange of futures contracts for physicals transactions, exchange of physicals for futures contracts transactions, and any rights pertaining thereto, whether traded on an organized exchange or otherwise. These contracts and instruments are referred to in this Registration Statement collectively as ‘Futures Interests.’” The Registrant is a commodity pool, which will invest, through its investment in the Trading Company, primarily in futures interests. In addition, a portion of the assets of the Registrant will be deposited with MS & Co. as margin. Also, the Trading Company’s excess cash (i.e., the amount not used for trading in futures interests or held for margin) is invested in a Morgan Stanley Investment Management money market fund, and the Form 10 discloses that the Trading Manager may engage additional affiliated or non-affiliated money managers to manage excess cash in the future, or may change the portion of excess cash allotted to any affiliated or non-affiliated money manager without the consent of the Limited Partners.

It is well established that investment funds that invest in futures interests or options on futures will not be subject to the jurisdiction of the Commission under the Investment Company Act of 1940 (the “Investment Company Act”) unless such entity is otherwise an investment company under the Investment Company Act.1 According to the Peavey No-Action Letter (“Peavey”),2 in determining whether a futures fund is otherwise an investment company, one must look at whether or not the entity is “primarily engaged” in investing in securities so as to be an investment company under Section 3(a)(1)(A) of the Investment Company Act, or is an entity with more than 40 percent of its total assets (exclusive of government securities and cash items) in investment securities so as to be an investment company within Section 3(a)(1)(C) of the Investment Company Act.

[1]	Peavey Commodity Futures Fund, SEC No-Action Letter (publicly-available June 2, 1983).
[2]	See Id.

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April 21, 2011

In order to determine an entity’s primary engagement, generally one would look to the nature of its assets and the sources of its income, among other factors. The Commission Staff in Peavey acknowledged, however, that for commodity pools “a snapshot picture of its balance sheet contrasting the value of its futures contracts…with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.” Accordingly, in order to determine the “primary engagement” of a commodity pool, one would look to the area of business in which the entity expects its greatest gains to be realized, and in which it expects the greatest exposure to risk of losses. In the case of the Registrant, although, at times, a significant portion of the assets of the Trading Company may be held as margin or excess cash, the Registrant expects to primarily realize gains and be exposed to risk of loss in connection with its investments in Futures Interests. Accordingly, based on the Peavey analysis, the Registrant is not “primarily engaged” in investing in securities and should not be subject to registration under the Investment Company Act.

Additionally, the Commission Staff has stated that an investment by a commodity pool in another commodity pool (such as the Registrant’s investment in the Trading Company) will not be considered an investment in a “security” for Investment Company Act purposes.3 In such cases, the Commission Staff stated in the Managed Futures Association No-Action letter4 that it “would not recommend that the Commission take any enforcement action under the Investment Company Act if, when assessing for purposes of Section 3(b)(1) whether or not a commodity pool is primarily engaged in the business of trading or investing in commodity interests, the commodity pool ‘looks through’ the second-tier pools in which it has invested and treats the business activities of each second-tier pool as having been engaged in directly by the commodity pool itself, provided that (1) the commodity pool is operated by a CPO registered as such under the CEA, and (2) each second-tier pool (i) is operated by a CPO registered as such under the CEA, and (ii) is not an investment company, and is not excluded from regulation under the Investment Company Act by Section 3(c)(1) thereof.” Each of the Registrant and the Trading Company are operated by the General Partner, which is registered with the Commodity Futures Trading Commission as a commodity pool operator and is a member of the National Futures Association in such capacity. As such, it is appropriate to “look through” to the activities of the Trading Company when determining the primary engagement of the Registrant.

Comment #3

Please note that when you use technical jargon or industry-specific terms, you should provide a definition the first time such term is used so that an investor who is

[3]	Managed Futures Association, SEC No-Action Letter (pub. avail. July 15, 1996).
[4]	See Id.

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April 21, 2011

unfamiliar with your industry can understand what you mean. Please make revisions throughout as needed.

Response #3

The Form 10 has been revised in response to your comment. Please find the additional disclosure included on pages 1, 5, 6, 7, 8, 12, 13 and 25. The following terms have been defined:

Redemptions

Comment #4

You indicate that the general partner may suspend redemptions “including in the following circumstances….” Please revise to clarify if the listed circumstances encompass all possible reasons for redemption suspension.

Securities and Exchange Commission

April 21, 2011

Response #4

The Form 10 has been revised to reflect that the General Partner may suspend redemptions “under circumstances including, but not limited to, the following….” Please find the revised disclosure on page 4.

Withdrawals

Comment #5

We note you disclose on page 4 that the trading company may suspend redemptions. Please clarify if the term “redemptions” there refers to the withdrawals discussed here. If so, please revise to elaborate on the trading company’s ability to suspend redemptions/withdrawals.

Response #5

Page 6 of the Form 10 has been revised to reflect that Limited Partners of the Registrant may “redeem” their Units in the Registrant, while members of the Trading Company may “withdraw” their interests in the Trading Company. Please see the revised disclosure included on page 4 of the Form 10. Additionally, we have added the following disclosure on page 6 clarifying when the Trading Manager of the Trading Company may suspend withdrawals:

The Trading Manager may suspend withdrawals from the Trading Company if the Trading Manager reasonably determines that (i) extraordinary circumstances exist (including the Trading Company’s inability to liquidate any positions or any other significant administrative or other hardship exists), (ii) the effect of any withdrawal would materially impair the Trading Company’s ability to operate or (iii) the other members of the Trading Company would be unfairly and materially disadvantaged.

Calculation of Net Assets

Comment #6

To the extent the trading company will have an interest in instruments that are not exchange traded, please revise to clarify how the value of such items are determined when calculating its net asset value.

Response #6

We have added the following disclosure on pages 6-7 regarding the valuation of traded instruments:

Securities and Exchange Commission

April 21, 2011

Unless U.S. generally accepted accounting principles require otherwise, the market value of a futures or option contract traded on a U.S. exchange means the settlement price on the exchange on which the particular futures or option contract is traded by the Trading Company on the day with respect to which the Net Assets of the Trading Company are being determined; provided, that if a contract could not be liquidated on such day due to the operation of daily limits or other rules of the exchange upon which that contract is traded or otherwise, the settlement price on the first subsequent day on which the contract could be liquidated will be the market value of such contract for such day. The market value of a forward contract or a futures or options contract traded on a foreign exchange or market means its market value as determined by Ceres on a basis consistently applied for each different variety of contract. Ceres may adjust the valuation of any Futures Interest or adopt some other method of valuation if it considers that such adjustment or adoption is required to reflect more fairly the value of such Futures Interest. The market value of a forward contract or a futures or options contract traded on a foreign exchange or market means its market value as determined by Ceres in consultation with the Trading Company’s over-the-counter foreign exchange spot, options and forward contract counterparties (currently MS & Co., Citigroup Global Markets Inc. (“CGMI”) or Morgan Stanley Capital Group Inc. (“MSCG”)).

Custody of Trading Company Assets

Comment #7

Please define your use of the term “commodity brokers” the first time it is used here.

Response #7

We have defined the term “commodity brokers” at the time of its first use on page 7 as follows:

As of the date hereof, the primary commodity broker for the Trading Company is MS & Co., although other affiliated entities including MSIP, Morgan Stanley Smith Barney and CGMI may also serve as commodity brokers (collectively, the “Commodity Brokers”).

Securities and Exchange Commission

April 21, 2011

Comment #8

You have briefly referred to the trading company’s margin commitments. In the appropriate section, please revise to elaborate on the use of margin in trading activities and how that impacts gains, losses, and exposure to changing valuations.

Response #8

Please see the risk factor entitled “The Trading Company’s Futures Interests Trading is Highly Leveraged.” on page 22, which discuses the use of margin by the Trading Company and its impact on gains and losses. The risk factor is copied below:

Blenheim uses substantial leverage in trading the Partnership’s assets. Trading futures, forwards, and options involves substantial leverage, which could result in immediate and substantial losses. Due to the low margin deposits normally required in trading futures, forwards, and options (typically between 2% and 15% of the value of the contract purchased or sold), an extremely high degree of leverage is typical of a futures interests trading account. As a result, a relatively small price movement in futures, forwards, and options may result in immediate and substantial losses to the investor. For example, if 10% of the face value of a contract is deposited as margin for that contract, a 10% decrease in the value of the contract would cause a total loss of the margin deposit. A decrease of more than 10% in the value of the contract would cause a loss greater than the amount of the margin deposit.

The leverage employed by Blenheim in its trading can vary substantially from month to month. This leverage, expressed as the underlying value of the Trading Company’s positions compared to the average net assets of the Trading Company, is anticipated to range from two times the Trading Company’s net assets to ten times the Trading Company’s net assets. Under certain conditions, however, the Trading Company’s leverage could exceed (or be less than) such range.

Comment #9

From your disclosure it appears that funds raised from investors are transferred to the trading company, which in turn deposits such funds with the commodity brokers. Similar to your organization chart, please provide a chart to illustrate the flow of funds/assets and how your assets are held and explain whether accounts are segregated based on trading objectives or focus. Also, please discuss how funds are obtained to satisfy investor redemptions.

Securities and Exchange Commission

April 21, 2011

Response #9

A new chart explaining the flow of funds is now included on page 7 of the Form 10. As reflected in the new chart, substantially all assets of the Registrant are invested in the Trading Company, which then holds the majority of its assets in an account at MS & Co., while the remainder of the Trading Company’s assets are generally invested in an MSIM money market fund. The assets of the Trading Company available for margin are held in a segregated account. Assets not invested in futures or held for margin are not segregated based on trading objectives, except to the extent that certain funds are segregated to be used as margin in connection with the Trading Company’s futures trading activities.

Comment #10

Please revise to clarify how investment of funds in accounts related to exchange traded futures and options are bought and sold pursuant to repo or reverse repo agreements.

Response #10

While the Trading Advisor may buy and sell certain commodities pursuant to repo or reverse repo agreements, currently the Trading Company does not utilize such instruments. Additionally, exchange traded futures and options will not be bought or sold pursuant to repo or reverse repo agreements.

Charges paid by the Trading Company and the Partnership, page 10

Comment #11

You disclose that the trading company pays all transactional, clearing, and brokerage fees as they are incurred. Please clarify whether it pays such costs with your funds allocated to it or if you provide reimbursements for the costs.

Response #11

All transactional, clearing, and brokerage fees are paid out of the assets of the Trading Company as they are incurred. We have revised the disclosure on page 13 as follows:

The Trading Company pays the Commodity Brokers brokerage commissions as the fees are incurred.

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April 21, 2011

Trading Advisor Management Fees, page 10

Comment #12

Please revise to clarify if “net assets” are determined in accordance with the principles within the operating agreement, similar to the disclosure on page 6.

Response #12

The Form 10 has been revised to reflect that net assets are determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting, and in accordance with the principles set forth in the Trading Company’s Operating Agreement. We have revised the disclosure on pages 11 and 12 to state:

The “Net Assets” of the Trading Company means the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest and amortization of original issue discount, and the market value of all open futures, forwards and option and other assets of the Trading Company) less all liabilities of the Trading Company determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting. The Trading Manager has not used “notional” funds for the Trading Company and it does not currently intend to do so in the future.

Trading Advisor Incentive Fees, page 11

Comment #13

We note that the trading company will establish a separate account for you. Please clarify whether separate accounts are exposed to different profit or risk potential compared to other separate accounts.

Response #13

As disclosed on page 1 of the Form 10, the trading company allocates substantially all of its assets to the trading program of Blenheim Capital Management, L.L.C. (“Blenheim”). As such, substantially all of the assets of the trading company are exposed to the same trading program, and all accounts established by the trading company are exposed to the same profit and risk potential compared to all other accounts.

Comment #14

Please revise to disclose the “certain percentage” used to calculate the incentive fee.

Securities and Exchange Commission

April 21, 2011

Response #14

The Form 10 has been revised to state that the incentive fee is equal to 20% of New Trading Profits. Please find the additional disclosure included on pages 12 and 20.

Comment #15

Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. For example purposes only, we note the following:

•	“Limited Operating History,” page 19;

•	“The Trading Company and Partnership Incur Substantial Charges,” page 19;

•	“General Partner Redemptions,” page 20;

•	“The Trading Company has Credit Risk to Commodity Brokers,” page 23;

•	Reliance on Blenheim to Trade Successfully,” page 23;

•	“Blenheim may Terminate its Advisory Agreement,: page 23;

•	“The Partnership’s Tax Returns Could be Audited,” page 24; and

•	“Limited Partners Will Recognize Short-Term Capital Gain,” page 24.

Response #15

The Form 10 has been revised in response to your comment. Please find the modified disclosure included on pages 20-25.

“Prospectus investors should not rely on the past performance of Blenheim…,” page 23

Comment #16

You have not included a narrative following this subheading. Please clarify the purpose of this subheading.

Response #16

We have removed the indicated statement from the Form 10.

Results of Operations, page 26

Securities and Exchange Commission

April 21, 2011

Comment #17

Please revise to identify the fee components that consisted of your total expenses.

Response #17

We have revised the Form 10 on page 27 to include the following disclosure:

The components of expenses include: Allocation from Trading Company: $609,066; Ongoing placement agent fees: $68,012; Administrative fees: $22,671; Organizational costs: $96,931; and miscellaneous: $5,667.

Item 5. Directors and Officers, page 31

Comment #18

We note you indicate that Walter Davis was “registered as an associated person of the General Partner” and that he withdrew as an associated person of MS & Co.” Please revise your disclosure to clarify what you mean by “associated person.”

Response #18

The Form 10 has been revised in response to your comment. We have added the following disclosure on page 32:

(An associated person is defined under CFTC regulation as an individual who solicits orders, customers or customer funds (or who supervises persons so engaged) on behalf of a futures commission merchant, retail foreign exchange dealer, introducing broker, commodity trading advisor or commodity pool operator.)

Comment #19

Please revise your disclosure to include the terms of office of the officers and directors of the General Partner. Please refer to Items 401(a) and (b) of Regulation S-K.

Response #19

We have reviewed our disclosure regarding the terms of the offices of each officer and director of the General Partner and have determined each one to be in compliance with Regulation S-K.

Item 7. Certain Relationships and Related Transactions…, page 34

Securities and Exchange Commission

April 21, 2011

Comment #20

Please identify your promoters within this section and the nature and amount of anything of value received or to be received directly or indirectly by each promoter. Refer to Item 404(c) of Regulation S-K.

Response #20

The Registrant does not utilize the services of any promoters. Should the Registrant have promoters in the future, the Registrant will disclose all required information in the appropriate filings with the Commission.

Comment #21

Please revise to discuss the payments made to related parties from your fee and reimbursement arrangements.

Response #21

The Form 10 has been revised in response to your comment. We have added the following disclosure on page 35:

As described above under “Item 1A. Risk Factors,” the Partnership’s structure has conflicts of interest. First, the General Partner, the Placement Agent, MS & Co., MSCG, MSIM and MSIP are affiliates. As a result, the fees, brokerage compensation, and other compensation received by these parties and other terms relating to the operation of the Partnership and the sale of Units have not been negotiated independently. Also, employees of the Placement Agent receive a portion of the ongoing Placement Agent fee paid by the Partnership. Therefore, these employees have a conflict of interest in making recommendations regarding the purchase or redemption of Units. These conflicts can result in less favorable prices on the Partnership’s transactions.

Item 10. Recent Sales of Unregistered Securities

Comment #22

Please revise to quantify the number of units sold. Please refer to Item 701(a) of Regulation S-K.

Response #22

Securities and Exchange Commission

April 21, 2011

The Form 10 has been revised to include the number of units sold in response to your comment. Please find the additional disclosure included on page 36.

Exhibit 99.1

BHM Discretionary Futures Fund, L.P. Financial Statements, page 1

Comment #23

Please file audited financial statements for the registrant in accordance with Article 3 of Regulation S-X, or explain to us why you believe the financial statements are not required to be audited.

Response #23

Audited financial statements for the registrant prepared in accordance with Article 3 of Regulation S-X have been filed with the amended Form 10. Please see Exhibit 99.1.

Comment #24

Please explain to us specifically why you believe you are not required to provide a statement of cash flows under ASC 230-10-15-4.

Response #24

ASC 230-10-15-4 provides that if a reporting entity meets certain conditions, a Statement of Cash Flows is not required to be included in the financial statements. ASC 230-10-15-4(b) states that this exception is limited to certain “investment enterprises,” specifically:

(1) an investment company that is subject to the registration and regulatory requirements of the Investment Company Act;

(2) an investment enterprise that has essentially the same characteristics as those subject to the Investment Company Act; or

(3) a common trust fund, variable annuity account, or similar fund maintained by a bank, insurance company, or other enterprise in its capacity as a trustee, administrator, or guardian for the collective investment and reinvestment of moneys.

It is the General Partner’s view that the Registrant, as a commodity pool, meets this definition of an “investment enterprise.” Because the Registrant is a commodity pool, it is not subject to the registration and regulatory requirements of the Investment Company Act (please see Response #2), but is otherwise similar to an investment

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April 21, 2011

company registered under the Investment Company Act for purposes of ASC 230-10-15-4.

In addition, ASC 230-10-15-4 states that for an “investment enterprise,” to be exempt from the requirement to provide a Statement of Cash Flows, all of the following conditions must be met:

(a) During the reporting period, substantially all of the enterprise’s investments were highly liquid (for example, marketable securities and other assets for which a market is readily available).

(b) Substantially all of the enterprise’s investments are carried at market value.

(c) The enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets.

(d) The enterprise provides a statement of changes in net assets.

It is the General Partner’s view that the Registrant satisfies these criteria and, as such, is exempt from the requirement to provide a Statement of Cash Flows.

First, substantially all of the Registrant’s investments are in highly liquid commodity and financial futures contracts that are listed on either a US exchange (for example, NYMEX, CBT and CME) or a foreign exchange (for example, LIFFE, LME, SGX, and SFE). Secondly, all of the Registrant’s investments are marked-to-market on a daily basis; substantially all of the Registrant’s positions in its portfolio of investments are classified as Level 1 under ASC 820, Fair Value Measurements (“ASC 820”).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Thirdly, the Registrant has little or no debt.

Finally, the Registrant does provide a statement of changes in net assets.

Note 7. Financial Highlights, page 9

Comment #25

Please disclose the amount of brokerage fees included in net realized and unrealized gains (losses) and excluded from expenses.

Response #25

Securities and Exchange Commission

April 21, 2011

The total amount of brokerage fees included in net realized and unrealized gains (losses) and excluded from expenses is $72,746. This number is not shown in the notes to the financial statement of the Trading Company as it results from the combination of two different numbers. As such, we do not believe it is appropriate to include this number in the notes to the financial statements as it is potentially confusing and misleading to investors.

Comment #26

Please expand your disclosure to explain, and quantify to us in your response, how ratios to average net assets and total return were calculated.

Response #26

The ratios provided in the “Financial Highlights” section are calculated as follows:

Net Investment Loss = (The Limited Partners allocable share of Interest Income less Expenses (exclusive of Inc. fees and organizational costs)) divided by the average Limited Partner capital for the year. The result is annualized.

Operating Expenses = The Limited Partners allocable share of Expenses (exclusive of Inc. Fee and organizational costs) divided by the average Limited Partner capital for the year. The result is annualized.

Incentive Fees Allocated from the Trading Company = The Limited Partners allocable share of Incentive fees divided by the average Limited Partner capital for the year. The result is annualized.

The Total Return before Incentive Fees Allocated from the Trading Company, Incentive Fees Allocated from the Trading Company and Total Return after Incentives Fees are related and are calculated as follows:

1.	Calculate total return (beginning net asset value per unit less December 31, 2010 net asset value per unit) divided by number of units;

2.	Add incentive fee accrual back into net assets as of December 31, 2010; and

3.	Recalculate net asset value per unit as of December 31, 2010.

We do not believe that it is appropriate or necessary to include a description of how the ratios are calculated in the notes to the financial statements as they could not be performed by an investor based on the information presented.

Exhibit 99.2

Securities and Exchange Commission

April 21, 2011

Comment #27

Given the significance of your investment in Morgan Stanley Smith Barney BHM I, LLC, please tell us why you have not provided audited statements.

Response #27

Audited financial statements for BHM I, LLC prepared in accordance with Regulation S-X have been filed with the amended Form 10. Please see Exhibit 99.2.

*            *             *

Securities and Exchange Commission

April 21, 2011

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Walter Davis
Walter Davis President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley
Timothy P. Selby, Alston & Bird LLP